155 Water Street, Brooklyn, NY 11201 ∎ (917) 503-9050 ∎ info@ketsal.com

August 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Draft Offering Statement on Form 1-A

Submitted May 24, 2023

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s submission on May 24, 2023 of its Draft Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated July 26, 2023 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Offering Statement which is now marked to show changes from the relevant portions of the Offering Statement.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 2 -

General

1.

We note you seek to have multiple series of offerings qualified. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series that is qualified within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series that you seek to have qualified within two calendar days of qualification.

Response: The Company has amended the cover page of Part II of the Offering Statement to address the Staff’s comment and confirms that it will commence the offering of each series that it seeks to have qualified within two calendar days of qualification.

2.

We note that you plan to enter into Purchase Agreements pursuant to which Income Interest Owners will sell Income Interests related Music Assets to you. Please provide further details regarding these proposed transactions, including but not limited to the number of Music Assets included in each series of Royalty Shares and whether you plan to file a post qualification amendment to your Form 1-A in connection with any additional series of Royalty Shares.

Response: The Company has amended the Offering Statement to provide further details on the proposed transactions and Purchase Agreements, including by clarifying that each series of Royalty Shares issued will provide investors with contractual rights to receive the specified portion of gross monies associated with Income Interests we receive that relate to Royalty Rights for a specific Music Asset or compilation of Music Assets (as applicable) set forth in the Royalty Shares Offering Table.

The Company notes that its previously submitted Offering Statement provided on the Cover Page that, “[a]fter qualification of an offering statement, the Company may add additional Royalty Shares or series of Royalty Shares by post-qualification amendment to the offering statement.” To dispel any uncertainty as to this issue, the Company has amended the Offering Statement to reflect this language in additional places and further confirms that it may add additional series of Royalty Shares to the Offering Statement by post-qualification amendment(s).

3.

We refer to the section of your website titled “Diversify your investments.” Please revise to remove any suggestion that the SEC will pass upon the merits of or give its approval to your offering of Royalty Shares on the Jukebox Platform. In this regard, we note your website statement, “We believe that securitizing music assets through the appropriate SEC channels is the right approach.”

Response: As described in the Amended Offering Statement and in the Company’s response to Staff Comment #4 below, Jukebox Technology LLC, an affiliate of the Company (“Jukebox Technology”), owns the website, located at https://jkbx.com (the “Jukebox Platform”). Jukebox Co., parent of Jukebox Technology and operator of the Jukebox Platform, has revised the Jukebox Platform to address the Staff’s comment. Separately, Jukebox Co. is in the process of updating the Jukebox Platform and any future revisions to the platform will continue to take the Staff’s comment(s) into account.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 3 -

4.

We refer to the section of your website titled “How it works.” Please revise to indicate, as you do in your Offering Circular, that secondary sales will not be available for three months after the closing of this Offering, if at all, and that investors should be prepared to hold their Royalty Shares for an indefinite period of time. Please also revise to disclose whether secondary sales of Royalty Shares on the ATS will be subject to any fees. In this regard, we note your website statement, “Trade fractional shares of music royalties with other investors and music lovers.”

Response: As described in the Amended Offering Statement and in the Company’s response to Staff Comment #3 above, Jukebox Technology owns the Jukebox Platform. Jukebox Co. has revised the Jukebox Platform to address the Staff’s comment. Separately, Jukebox Co. is in the process of updating the Jukebox Platform and any future revisions to the platform will continue to take the Staff’s comment(s) into account.

5.

It appears that Double Platinum Management LLC (Double Platinum), as your Manager, may be a co-issuer of the Royalty Shares. In this regard, we note your disclosure that Double Platinum, as your Manager, will manage all maintenance and administrative services related to the Royalty Shares; will receive a sourcing fee for managing the company’s Purchase Agreements and Royalty Rights acquisitions, including negotiations and structuring; and will manage the company’s initial and ongoing obligations related to the issuance of Royalty Shares, including offering materials and payment of Royalty Shares. Please include Double Platinum as a co-issuer or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has amended the Offering Statement throughout to clarify and provide further details on the role that Double Platinum Management LLC, in its capacity as sole member and manager of the Company (“Double Platinum” or the “Manager”), plays in relation to the Company and Offering. We call the Staff’s attention to the amended descriptions related to the Manager in each of the “Description of Business,” “Management,” and “Management Compensation” sections, among others, for further details.

Additionally, we address the Staff’s comment by analyzing whether the Offering involves Double Platinum as a “co-issuer,” as that term is generally invoked and interpreted by the Staff in reference to Securities Act Rule 140. Rule 140 states, in relevant part, that:

“[a] person, the chief part of whose business consists of the purchase of the securities of one issuer… and the sale of its own securities… to furnish the proceeds with which to acquire the securities of such issuer…, is to be regarded as engaged in the distribution of the securities of such issuer… within the meaning of section 2[a](11) of the Act.”1

The rule was initially adopted to address abuses in the underwriting of securities by persons whose primary business and intent in the purchase of the securities of others was the economic redistribution of such securities through distributive transactions involving their own securities. In adopting the rule, the SEC was attempting to address its concern that the co-issuer could avoid the registration and disclosure requirements and liability provisions of the Securities Act by the issuer’s sale of its own securities.

[1]	17 C.F.R. § 230.140.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 4 -

Importantly, the co-issuer doctrine has several limiting factors, including that it is expressly limited to transactions in which the issuer is purchasing instruments that constitute “securities,” as defined under the Securities Act, and that only when such securities are those of the purported co-issuer and such purchases constitute the “chief part” of the issuer’s business, which itself must necessarily be “to furnish the proceeds” to the co-issuer in order to acquire such co-issuer’s securities, would it be regarded to be engaged in a distribution of securities with such co-issuer.

As described more fully below, while the Company proposes to issue its own securities, it will not and does not propose to purchase the securities of any issuer, let alone any securities of Double Platinum. On the contrary, the chief part of the Company’s business is to purchase non-securities music asset-related interests from third-party Income Interest Owners and to provide investors with economic exposure to such interests in the form of Royalty Shares.2

Jukebox Hits Vol. I LLC (“Chief Part of Its Business Is to Furnish Proceeds to Income Interest Owners for the Purchase of Non-Security Income Interests”)

As described more fully in the Amended Offering Statement, Jukebox Hits Vol. 1 LLC (the “Company” and “Issuer”) is a Delaware limited liability company the chief part of whose business is to:

•	enter into purchase agreements for non-securities music asset-related Income Interests with third party Income Interest Owners;[3] and to thereafter

[2]

See, e.g., Asset-Backed Securities, Securities Act Release No. 33-8518, 2004 WL 2964659 (Dec. 22, 2004) (discussing the applicability of Rule 140 to asset-backed offerings and emphasizing, “[I]f the assets being securitized are themselves securities under the Securities Act, the offering of those securities also must be registered or exempt from registration from the Securities Act”) (emphasis added); First Boston Mortgage Securities Corporation, SEC No-Action Letter, 1987 WL 108646 (Oct. 6, 1987) (regarding the grant of no action under Rule 140 where a conduit trust featured back to back participation in non-securities mortgage loans); Rule 140 With Respect to Assessable Stock, Securities Act Release No. 33-3903, 1958 WL 6411 (Mar. 5, 1958) (proposing the amendment of Rule 140 to its current form and explaining the rule’s applicability to back to back assessable stock transactions by stating, “These transactions in effect constitute the offering of the securities of the new enterprise to the holders of the assessable stock”) (emphasis added).

[3]

While beyond the scope of the Staff’s comment, we note that the Income Interests being purchased by the Company from Income Interest Owners merely represent contractual rights and do not have characteristics commonly associated with “securities.” Specifically, Income Interests do not represent any equity or ownership interest in any entity; do not represent the profits, operating results or revenues of any entity and are uncorrelated to and independent of ownership thereof; do not have any dividend or voting rights; are not transferable except with the consent of the licensor and, in some cases, the licensee; are not listed on a stock exchange and do not trade in any securities market; are not represented by any form of certificate or similar instrument; do not guarantee any minimum payment, do not bear interest and are not an evidence of indebtedness; and are not generally perceived as “securities” in the marketplace. Income Interests are privately negotiated commercial arrangements involving assignment of licensing and related rights already in existence.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 5 -

•	use any capital raised in the Offering to realize the purchase of such assets; and

•	facilitate and manage investors’ economic exposure to pro rata interests in any monies flowing from the Company’s ownership of such assets.

The Company will realize, facilitate, and manage investors’ economic exposure to the assets by issuing Royalty Shares in this Offering. Consistent with Securities Act Section 2(a)(4), the Company is the only person issuing or proposing to issue any security in the Offering.4

Additionally, as described more fully in the Offering Statement, as amended, the Company will:

•

grant any assets it receives pursuant to the Purchase Agreements to a newly formed trust under state law, which will hold the assets and any monies due to Holders of Royalty Shares in trust for the benefit of Holders of Royalty Shares; and

•	pursuant to the trust agreement, serve as the Management Trustee.

Consistent with Securities Act Section 2(a)(4)’s definition of the term ‘‘issuer,’’ as it relates to issuers of trust-like instruments, the Company is the only “person,” as defined in Securities Act Section 2(a)(2), performing the acts and assuming the duties of depositor and management trustee pursuant to the provisions of the trust agreement.5

Royalty Shares

Royalty Shares take the form of a contractual right to receive a specified portion of any Royalty Rights that the Company receives relating to a specific Music Asset or compilation of Music Assets (as applicable). New York law will govern the Royalty Share Agreement (the “RSA”) and subscription agreement, and as a matter of New York contract law, the Company will be the sole obligor. And, except as in relation to the trust and provisions of the trust agreement, no other person or entity will have any obligation to Royalty Share Holders to provide services, including making payments of any monies due, in respect of the Royalty Shares or stand as guarantor or insurer of the Royalty Shares. Royalty Share Holders are not in contractual privity with Double Platinum. According to their legal form, the sole issuer of the Royalty Shares will be the Company.6

[4]	15 U.S.C. § 77b(a)(4).
[5]

See, e.g., H.R. REP. 73-85, 12, 1 51 Sess. 1933, 1933 WL 983 (Leg. Hist.) (“Special provisions govern the definition of ‘issuer’ in connection with security issues of an unusual character…. [For example, in the case of an investment trust], although the actual issuer is the trustee, the depositor is the person responsible for the flotation of the issue. Consequently, information relative to the depositor and to the basic securities is what chiefly concerns the investor—information respecting the assets and liabilities of the trust rather than of the trustee.”).

[6]

See, e.g., Reiss v. Financial Performance Corp., 97 N.Y.2d 195, 198, 764 N.E.2d 958, 959 (2001) (“[W]hen parties set down their agreement in a clear, complete document, their writing should as a rule be enforced according to its terms.”) (citation omitted).

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 6 -

Under Section 2(a)(1) of the Securities Act, Royalty Shares are securities by virtue of the profit-sharing program that the Company alone proposes to establish in relation to purchase agreements for non-securities music asset-related Royalty Rights with third party Income Interest Owners entered into by the Company for the benefit of Royalty Share Holders. The Company is and holds itself out to the public to be the sole issuer of Royalty Shares. Double Platinum is not and does not hold itself out to be the issuer of any securities, including the Royalty Shares, being offered in the Offering. Apart from the provision of material information related to Double Platinum included in the Offering Statement pursuant to Rule 252(a) of Regulation A, Double Platinum does not itself interface with, market itself to, or otherwise set any expectations in the minds of potential purchasers of Royalty Shares as to either the services provided to such persons by the Company or any monies to be derived from Royalty Share ownership. Double Platinum is not and does not propose or market itself in any way to be an issuer of Royalty Shares or any other purported security. As described in the Offering Statement, and under the terms of the Royalty Shares, including the RSA and subscription agreement, and the trust agreement, the Company alone proposes to issue securities to potential purchasers in the Offering. Consistent with Securities Act Section 2(a)(4), the Company is the only “person,” as defined in Securities Act Section 2(a)(2), issuing or proposing to issue any security in the Offering.7

Additional Considerations under Rule 140

Notwithstanding the foregoing, the Company recognizes that the legal form of the instrument and/or the form of security it alone proposes to offer may not be dispositive of a co-issuer question. Importantly, however, no part of the Company’s business involves or proposes to involve the purchase of anything, let alone a security, from Double Platinum. On the contrary, Double Platinum is the sole member (owner) and manager of the Company and any services it provides to the Company are in its capacity as the member-manager pursuant to the Company’s organizational documents. The mere fact that one “person,” as defined under Section 2(a)(2) of the Securities Act, is the sole owner of another “person” issuing securities is inapposite to any conclusion of co-issuer status under Rule 140.8 There is no purchase by the Company of any services to be provided by Double Platinum.9 Further, Double Platinum does not market itself or make available for purchase any of the services it may provide to the Company to potential purchasers of Royalty Shares.

[7]	15 U.S.C. § 77b(a)(2), (a)(4).
[8]	See, e.g., Comdisco, Inc, 2000 WL 1585639, at *6 (S.E.C. No-Action Letter Oct. 25, 2000).
[9]

As further described in the Amended Offering Statement, Double Platinum provides the Company with services and may incur costs and expenses on the Company’s behalf. The Company generally will reimburse Double Platinum for O&O Costs, Manager Out-of-Pocket Expenses, and Manager Operational Costs (as such terms are used in the Offering Statement). These services are provided to the Company by Double Platinum, in its capacity as sole member and manager, pursuant to the Operating Agreement and are not purchased by the Company, nor do they constitute securities.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 7 -

The only assets the Company proposes to purchase in the Offering are the Income Interests described in the Offering Statement owned by the respective Income Interest Owners. Any assets, so purchased, are purchased by the Company alone pursuant to the Purchase Agreement(s). As noted above, any capital raised through the sale of each series of Royalty Shares will be used to realize the purchase of these Income Interests from the Income Interest Owners (not from or through Double Platinum) and to otherwise fund the Company’s costs and operations, including the Company’s provision of services to Royalty Share Holders, on an ongoing basis.

Securities Act Rule 252(a) and Disclosure of Material Information Regarding Double Platinum

Notwithstanding our view that Double Platinum is not a co-issuer of the Royalty Shares, the Company recognizes that information about Double Platinum’s role as sole member-manager of the Company is likely to be material to a reasonable investor purchasing Royalty Shares; Regulation A requires it under Rule 252(a), which specifies the offering statement must “consist[] of the contents required by Form 1–A and any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading.”10 For these reasons, the Company has provided material information in the Offering Statement about Double Platinum, including information about its services to the Company, its executive officers and directors, and its role in the Company’s Royalty Share program, that it believes is necessary in order to make its requisite disclosures, in light of the circumstances under which they are made, not misleading.

In meeting the provisions for material information required to be included in the offering statement pursuant to Rule 252(a), the Company believes that many of the Staff’s traditional concerns regarding Rule 140 will be addressed through the disclosure provided for in this Offering. Relatedly, while the Company acknowledges that Rule 140 is not limited in its application to registered offerings of securities,11 we understand that one of the Staff’s primary co-issuer concerns relates to helping to ensure that issuers of securities in what is essentially the same distributive transaction should be subject to Section 11 liability by being named as an issuer on the registration statement. In this regard, we note that, while Section 11 does not apply to offerings of securities pursuant to Regulation A, purchasers of Royalty Shares continue to retain important fundamental securities laws protections and remedial rights.12

[10]	17 CFR 230.252(a) (emphasis added).
[11]	See, e.g., Banill Corp. Rule 140 Interpretation, 1975 WL 11308 (S.E.C. No—Action Letter Sept. 5, 1975).
[12]

See SEC Rel. No. 33—9497, at Sections II.B.7 and IV.B.8 (Dec. 18, 2013) (noting, among other things: “Because Regulation A offerings are exempt from the registration requirements of the Securities Act, issuers and other offering participants are not subject to the liability provisions of Section 11 of the Securities Act. Instead, other anti-fraud and civil liability provisions of the securities laws, including Sections 12(a)(2) and 17 of the Securities Act, Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5, apply to the offer and sale of securities in reliance upon Regulation A…” and that potential underwriters “could [still] be liable as sellers under Section 12(a)(2).”); see also Id., at Section II.C.3.d (Signature Requirements; noting that “Offerings qualified under Regulation A are not subject to the liability provisions of Section 11 of the Securities Act, and [in the context of eliminating certain Canadian issuer signature requirements] having a signatory in the United States does not provide purchasers with significant additional protections.”); SEC Rel. No. 33-11048, at n. 140, n. 176 and related discussions (March 30, 2022) (“Proposed Rule for SPACs and Related Entities”).

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 8 -

In sum, to the extent that the Staff’s questions regarding Double Platinum’s potential status as a co-issuer relate to disclosure and any potential liabilities associated therewith, the Company believes that the Offering Statement contains material information sufficient to satisfy the requirements of Rule 252(a) and that, as a matter of course, purchasers of Royalty Shares will continue to be afforded antifraud and related protections under state and federal securities laws for any disclosures (or material omissions therefrom) provided to investors in the Offering. Lastly, considering the Staff’s question, where appropriate, we have amended the Offering Statement to further clarity Double Platinum’s role in relation to the Company and the Company’s Royalty Share program as a statutory underwriter of Royalty Shares for purposes of Securities Act Section 2(a)(11).13

As noted above, the Company has further amended its Offering Statement throughout to clarify the distinct roles of the Manager and Company as it relates to the offer and sale of series of Royalty Shares, and further notes the elimination of any Sourcing Fees associated with the Offering, generally, and Manager, specifically.

6.

We refer to the May 15, 2023 Synchtank article titled “Money Moves: JKBX CEO Scott Cohen On Democratizing Music Rights Investing” and the April 25, 2023 Music Ally article titled “JKBX says musicians will benefit from its royalty-streams marketplace.” To the extent applicable, please revise where necessary to disclose that the Company intends to seek the consent of artists prior to offering Royalty Shares corresponding to their music on the Jukebox Platform, including to address any associated legal and/or operational risks. Additionally, to the extent applicable, please revise where necessary to describe each of the Rights Holders Fund and the Creator’s Fund, including to explain the mechanics of the funds, how they are expected to be funded initially and maintained going forward, and whether their funding will reduce Income Interests otherwise payable to Royalty Share Holders as Royalty Share Income.

Response: The Company acknowledges the Staff’s Comment and notes that the referenced article involved an interview of Scott Cohen, CEO and founder of Jukebox Co., which is the owner of Jukebox Technology and Double Platinum Management, the Company’s sole member and manager. In the article, in his capacity as CEO, Mr. Cohen discusses Jukebox Co. and the general premise behind the creation of the Jukebox Platform as a means with which to increase user engagement with music and artists, including, in part, through increased access to music-related investment opportunities on the Jukebox Platform. The article was not focused on the Company, nor was it an offer of or solicitation of interest in any of the Company’s series of Royalty Shares.

[13]	See also Company’s Response to Staff Comment No. 18 below.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 9 -

As the Staff notes, in the article, Mr. Cohen references his desire to find a way to provide rights holders, artists, and creators with the opportunity to benefit economically from the creation of the Jukebox Platform. Jukebox Co. has since moved away from the concept of a JKBX Rights Holders Program but continues to support the creation of a form of JKBX Creators Program. The JKBX Creators Program is not yet live and the exact terms of the program are not yet final. Any such program would be created, funded, and operated solely by Jukebox Co. and funded with its working capital.

It is envisioned that artists and creators that engage with the Jukebox Platform, including by licensing their name, image and likeness (“NIL”) to Jukebox Co. for use in connection with the Jukebox Platform, would be enrolled in the JKBX Creators Program and thereafter become eligible to be paid by Jukebox Co. based on, among other things, objective metrics associated with Jukebox Platform user engagement with such artist’s or creator’s profile page (e.g., visits to artists page/month). Artist and creator profile pages on the Jukebox Platform will be similar to the social media profiles of artists and creators on other music-focused platforms, like Spotify, and, depending on the artist/creator and his/her engagement with the platform, may provide unique and novel opportunities for fans to engage with their favorite artists/creators (e.g., “ask me anything” (AMA)).

The JKBX Creators Program is a Jukebox Co. program and not a program that the Company is involved with in any manner. Artist and creator profile pages are separate from and unrelated to any page on the platform that may be dedicated to the Company and its offering of series of Royalty Shares. Further, in no event would any artist or creator be compensated by Jukebox Co., pursuant to the JKBX Creators Program, to promote, offer, or solicit interest in any securities offerings, including any of the Company’s series of Royalty Shares. Jukebox Co. would fund its JKBX Creators Program using its working capital alone. The JKBX Creators Program would not, in any way, reduce or impact Royalty Share Payments payable to Royalty Share Holders.

The Company further acknowledges the Staff’s comment regarding Mr. Cohen’s reference in the article that, where possible, Jukebox Co. will seek to engage with artists and potentially obtain artist consent before facilitating access to Income Interests related to such artists work through any potential offering of one or more series of Royalty Shares related thereto. Except in instances where an artist is the Income Interest Owner, Jukebox Co. and the Company do not require (nor intend to seek) the consent of any artists in order to acquire Income Interests related to such artist’s work(s) or to include related series of Royalty Shares in the Offering. However, as Mr. Cohen mentioned and consistent with the general premise of the Jukebox Platform, Jukebox Co. does intend “to have as many conversations as possible with the artists” to inform them of the Jukebox Platform and the opportunities Jukebox Co. is endeavoring to create for artists, creators, and platform users. One aspect of the contemplated conversations with artists may be notice to them as a professional courtesy that Income Interests related to their works may be made available on the Jukebox Platform.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 10 -

7.

We refer to Section 7.7 of the Form of Royalty Share Agreement filed as Exhibit 3.1. Please revise to state whether the arbitration and jury trial waiver provisions of the agreement apply to claims under the federal securities laws. Please also revise your Description of the Royalty Shares section to describe the arbitration and jury trial waiver provisions of the agreement, including whether they apply to claims under the federal securities laws. Additionally, please discuss these provisions under an appropriate caption in your Risk Factors section, including to address any uncertainty about enforceability and whether the provisions apply to purchasers in secondary transactions. Finally, please reconcile Section 7.7 of the Form of Royalty Share Agreement with your disclosure on page 12 regarding the arbitration and jury trial waiver provisions of your Subscription Agreement. More specifically, we note that Section 7.7 of the Form of Royalty Share Agreement states that “arbitration . . . shall be conducted in Los Angeles, California.” However, page 12 states that “the arbitration is required to be conducted in the State of New York in accordance with New York law.”

Response: The Company acknowledges the Staff’s comment and has revised Section 7.7 of the Form of Royalty Share Agreement filed as Exhibit 3.1, the “Description of Royalty Shares” section, and the “Risk Factors” section in the Offering Statement to address the Staff’s comment.

Cover Page

8.

Please revise to clarify whether this Offering is being conducted through any platform other than the Jukebox Platform. In this regard, we note your disclosure here and on page xii that the Offering is being conducted “primarily through” the Jukebox Platform.

Response: The Company acknowledges the Staff’s comment, and clarifies for the Staff that any and all sales in the Offering will only take place on, and be conducted by the Company and its associated persons through, the Jukebox Platform. In initially indicating that the Offering would be conducted “primarily through” the Jukebox Platform, we note that the Company contemplates certain marketing-related activities, which constitute an “offer” (as defined under Securities Act Section 2(a)(3)), may take place on other than the Jukebox Platform. To dispel any potential uncertainty as it relates to “sales,” the Company has amended the Offering Statement to remove the reference to “primarily” when referring to conducting the Offering through the Jukebox Platform.

9.

Please revise here and elsewhere as appropriate to disclose, if known, the SEC-registered broker-dealer who you expect to own the alternative trading system on which you intend to facilitate secondary sales of Royalty Shares. In this regard, we note the press release dated January 30, 2023 on your website regarding a signed memorandum of understanding between Jukebox and GTS Securities LLC.

Response: The Company acknowledges the Staff’s comment and, consistent with the cited press release, notes that Jukebox Co. (and not the Company) has signed a nonbinding letter agreement with GTS Securities LLC (“GTS”) that indicates that Jukebox Co. and GTS are planning on

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 11 -

working together to determine if, whether, when, and how to potentially integrate GTS’ securities-related services into the Jukebox Platform for purposes of facilitating secondary sales of Royalty Shares. The letter agreement is nonbinding and does not commit either Jukebox Co. or GTS to each other in any way as it relates to GTS’ services. For these reasons, the Company does not feel it is appropriate at this time to specifically reference GTS or any other potential aftermarket service provider that may be engaged by the Company or Jukebox Co. to facilitate secondary sales of Royalty Shares. If and when determined, the Company will amend the Offering Statement to reflect the name and contemplated services of any SEC-registered broker-dealer it engages to facilitate secondary sales of Royalty Shares.

Summary, page vi

10.

We note that Sam Thacker is the Chief Operating Officer of Jukebox Holding and that the company is purchasing certain Income Interests from Sam Thacker. Please revise the Summary section, and other applicable sections including the Use of Proceeds section, to address that the Purchase Agreement regarding the purchase of Sam Thacker’s interests was not negotiated at arm’s-length between the parties.

Response: The Company acknowledges the Staff’s comment and has revised page vi and all other relevant sections of its Form 1-A to expressly disclose that the Purchase Agreement regarding the purchase of Mr. Thacker’s Income Interests was not negotiated at arm’s-length between the parties.

JKBX Hits Vol.1 Trust, page vii

11.	Please revise here and on page 42 to disclose the state where the trust was formed.

Response: The Company acknowledges the Staff’s comment and has, per the Staff’s request, revised page vii, page 42, and all other relevant sections in the Offering Statement to clarify that the trust, as a Delaware statutory trust, will be formed under and in accordance with the laws of the State of Delaware.

Use of Proceeds, page xii

12.

Please revise to disclose and quantify all sources of offering and acquisition expenses, including offering and acquisition expenses payable to the Company, sourcing fees payable to the Company, and administrative fees payable to the Manager.

Response: The Company acknowledges the Staff’s comment, and has revised the “Use of Proceeds” section of its Form 1-A to provide further information regarding acquisition and organizational and offering costs, including the sources thereof, which offering and organizational costs are reimbursable to the Manager and by cross-reference to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management Compensation” sections, discussion of any administrative expenses reimbursable to the Manager, including for services the Manager may receive from Jukebox Holding, from the Company’s working capital for management of the Company pursuant to the Company’s Operating Agreement. The Company has revised the title of this section to “Estimated Use of Proceeds,” as many of the amounts set forth in this section represent the Company’s best estimate since they cannot be precisely calculated at this time.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 12 -

Closings, page xiii

13.

We note your statement that “[t]he maximum offering period is two (2) years from the date of commencement of the Offering after qualification, but we reserve the right … to extend the Offering for any reason at any time prior to the final closing.” We also note your statement in the Offering Period and Expiration Date section, on page 21, that “[t]he maximum Offering period is 24 (twenty-four) months from the date of commencement in accordance with Rule 251(d)(3) of Regulation A.” Please reconcile your statements.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Offering Statement to reconcile these statements.

Distribution Policy, page 2

14.

Please revise here, and under an appropriate caption in your Summary section, to disclose all fees that are expected to reduce Income Interests otherwise payable to Royalty Share Holders as Royalty Share Income. As non-exclusive examples only, we note that (i) the Company plans to charge to Royalty Share Holders fees equal to 2% of the gross Income Interest proceeds received by the Company in respect of the Royalty Rights and (ii) the Manager will receive a fee equal to 2% of the gross Income Interests received by the Company in respect of the Royalty Rights, which will be deducted from gross Income Interest proceeds before Royalty Share Income distributions are made to the Holders of the corresponding series of Royalty Shares.

Response: The Company acknowledges the Staff’s comment and has revised the “Distribution Policy” section, the “Summary” section and all other relevant sections in the Offering Statement to clarify that the only fee that is expected to reduce Income Interests that are otherwise payable to Royalty Share Holders as Royalty Share Payments is a fee (the “Royalty Fee”) equal to 1.25% of the gross Income Interests received by the Company in respect of the Royalty Rights. Royalty Share Holders are not charged any fee by the Manager in respect of Royalty Share Payments.

The Company has amended its Offering Statement throughout to clarify any amounts reimbursable to the Manager. In particular, the Company directs the Staff to the amended disclosure and discussions provided in the “Estimated Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Management Compensation” sections for more information.

15.

Please revise here, and under your Description of the Royalty Shares section, to describe the capital management strategies you expect to implement for Income Interests you have received in respect of Royalty Rights but not yet distributed to Royalty Share Holders. Disclose the material terms of any corresponding financial instruments, and clarify how any gains/losses may impact your ability to satisfy your distribution obligations to Royalty Share Holders.

Response: The Company acknowledges the Staff’s comment and has revised the “Distribution Policy” section and the “Description of the Royalty Shares” section and all other relevant sections in the Offering Statement to address the Staff’s comment.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 13 -

“By purchasing Royalty Shares in this Offering, you are bound….”, page 12

16.

Please revise to reconcile the risk factor heading, which refers to arbitration as “mandatory,” with the risk factor description, which refers to arbitration as “not mandatory.” Please also revise to discuss any uncertainty about the enforceability of the arbitration and jury trial waiver provisions.

Response: The Company acknowledges the Staff’s comment and has revised the relevant Risk Factor and related discussion in the “Description of Royalty Shares” section in the Offering Statement to address the Staff’s comment.

“Our Subscription Agreement designates the federal district courts . . . .”, page 12

17.

Please revise to reconcile your page 12 description of the Subscription Agreement’s exclusive forum provision with your page 45 description of such provision. More specifically, we note that it is unclear whether the provision applies only to Securities Act claims or both Securities Act claims and Exchange Act claims; and it is unclear whether the exclusive forum is federal district courts of the United States of America or courts of the State of Delaware.

Response: The Company acknowledges the Staff’s comment and has revised the “Description of the Royalty Shares” and “Risk Factors” sections in the Offering Statement and amended the Subscription Agreement to address the Staff’s comment.

Plan of Distribution, page 19

18.

We note your disclosure that the company is selling the Royalty Shares directly and is not selling the Royalty Shares through commissioned sales agents or underwriters. Please tell us why you believe that Jukebox Co., Jukebox Technology LLC, and/or Double Platinum Management LLC are not underwriters.

Response: In response to the Staff’s comment, and consistent with the discussion below, the Company has amended its Offering Statement to include Double Platinum as an underwriter for purposes of Securities Act Section 2(a)(11) (i.e., a “statutory underwriter”). We discuss Jukebox Co. and Jukebox Technology LLC (collectively, for purposes of this response only, the “Jukebox-Affiliated Entities”) and each of their potential status as a statutory underwriter for purposes of the Company’s Offering below.

Statutory Definition and Interpretation

Securities Act Section 2(a)(11) defines an “underwriter” as:

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”14

[14]	15 U.S.C. § 77b.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 14 -

To be a statutory underwriter, it is generally understood that a person must be involved in a “distribution” of securities. That is, the person must act “as a link in a chain of transactions through which securities are distributed from an issuer or its control persons to the public.”15 The term “distribution” is not defined in the Securities Act. The Commission generally interprets the term as synonymous with a “public offering” within the meaning of Section 4(a)(2) of the Securities Act.16 Regulation A offerings are public offerings.17

Policy

Given the potential interpretive breadth of the statutory term, it is important to note that there are generally two primary reasons why identifying persons with underwriter status in a public offering of securities may be relevant to investors:18

First, as intermediaries between the issuer and investing public, underwriters act as gatekeepers to the public markets.19 Often, when investors in public offerings are unfamiliar with a particular securities issuer, the involvement of “large, well-known financial institution[s], acting as underwriter[s]” in the distribution provides investors with comfort and can lend credence to the issuer’s securities offering.20

Second, underwriters are subject to potential liability under Securities Act Section 11 for untrue statements (or omissions) of a material fact included or required to be included in registration statements to any person acquiring such security.21 Similarly, Section 12(a)(2) may impose liability upon anyone, including an underwriter, who offers or sells a security, by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, to any person purchasing such security from them.22

[15]

17 CFR 230.144, Preliminary Note; Notice of Adoption of Rule 144 Relating to the Definition of the Terms “Underwriter” in Sections 4(1) and 2(11) and “Brokers Transactions” in Section 4(4) of the Securities Act of 1933, Adoption of Form 144, and Rescission of Rules 154 and 155 Under That Act, Release No. 33-5223 (Jan. 11, 1972) [37 FR 591 (Jan. 13, 1972)].

[16]

See J. William Hicks, 7A Exempted Trans. Under Securities Act 1933 § 9:18. Courts have equated the term “distribution” with a public offering of securities. See, e.g., Berckeley Inv. Group, Ltd. v. Colkitt, 455 F.3d 195, 215 (3d Cir. 2006) (“We agree with the rationale of those courts and similarly hold that the term ‘distribution’ in § 2(a)(11) is synonymous with ‘public offering.’”)

[17]

See 2013 Reg A Proposing Release, SEC Rel. No. 33-9497 (Dec. 18, 2013) (“A Regulation A offering is a public offering, with no prohibition on general solicitation and general advertising. Securities sold under Regulation A are not “restricted securities” under the Securities Act and, therefore, are not subject to the limitations on resale that apply to securities sold in private offerings.”)

[18]	See generally Proposed Rule for SPACs and Related Entities, at Section III.F.
[19]

See Securities Act Concepts and Their Effects of Capital Formation, Release No. 33-7314 (July 25, 1996) [61 FR 40044 (July 31, 1996)] (discussing the role of gatekeepers in maintaining the quality of disclosure).

[20]	See Proposed Rule for SPACs and Related Entities, at Section III.F, n. 173.
[21]	15 U.S.C. 77k.
[22]	15 U.S.C. 77l(a)(2).

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 15 -

Analysis

The first prong of Section 2(a)(11)’s underwriter definition addresses instances where a person purchases securities from the issuer with a view to the distribution thereof. Here, we note that neither of the Jukebox-Affiliated Entities are directly or indirectly purchasing Royalty Shares in the Offering. For these reasons, we do not believe that either Jukebox Co. or Jukebox Technology LLC would satisfy this statutory requirement for status as an underwriter.

The remaining prongs of Section 2(a)(11) address underwriter concerns of a potentially extremely broad and undefined character relating to offers or sales for an issuer in connection with the distribution of any security, or direct or indirect participation in any such undertaking. Given their potential breadth, we review these aspects of Section 2(a)(11) in the context of the policy objectives (discussed above) this provision is meant to address in the context of public offerings.

First, while the Company generally agrees with the Commission’s view that underwriters play an important role as gatekeepers in public distributions of securities, it does not believe that assessing underwriter status to either of the Jukebox-Affiliated Entities in this Offering would benefit investors in a manner not already expressly and impliedly provided for in the Offering Statement. In this regard, it is important to note that the Company and the Jukebox-Affiliated Entities are all newly established and affiliated entities. Unlike the large, well-known financial institutions in the business of underwriting the securities of unaffiliated entities in public securities offerings upon which investors may rely, neither of the Jukebox-Affiliated Entities are or purport to be experts or otherwise involved in distributions of securities in a manner that would benefit investors or justify their inclusion in the Offering as underwriters. Disclosure on these entities and their involvement in the Offering is provided in the Offering Statement. Any potential status as an underwriter provides no additional benefit to investors as to either information provided about the Company or the securities being offered. Beyond these disclosures, unlike underwriters in traditional securities offerings, each of the Jukebox-Affiliated Entities are newly formed and are not in a position and do not purport to, “lend [a] well-known name to support th[e] issuer’s offering.”23

Second, one of the main policy objectives in assigning underwriter status to certain parties involved in public distributions of securities relates to the application of Securities Act Section 11 (and its provision for strict liability) to such participants for making (or causing to be made) untrue statements (or omissions) of a material fact in the prospectus or related communications. Yet, as the Commission noted in its 2013 Regulation A proposing release, “[b]ecause Regulation A offerings are exempt from the registration requirements of the Securities Act, issuers and other offering participants are not subject to the liability provisions of Section 11 of the Securities Act. Instead, other anti-fraud and civil liability provisions of the securities laws, including Sections 12(a)(2) and 17 of the Securities Act, Section 10(b) of the Exchange Act and Exchange Act Rule

[23]	See Proposed Rule for SPACs and Related Entities, at Section III.F.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 16 -

10b-5, apply to the offer and sale of securities in reliance upon Regulation A.”24 Consistent with the Commission’s recent acknowledgement that “Section 12(a)(2) imposes liability upon anyone, including [but not limited to] underwriters[,]”25 we see no added benefit to investors of assessing underwriter status on the Jukebox-Affiliated Entities in terms of the potential liabilities such entities may have with respect to the Company’s contemplated securities offering.

For these reasons, including the fact that the Company has amended its Offering Statement to include Double Platinum as a statutory underwriter in the Offering, we do not believe that imposing underwriter status on either of the Jukebox-Affiliated Entities would further the statutory objectives of Section 2(a)(11) or the Commission’s interpretive goals relating to public distributions of securities. We believe that the disclosure contained in the Offering Statement provides investors with material information to assess the Company, the Offering, Double Platinum, the Jukebox-Affiliated Entities, their collective affiliation(s), and their respective involvement in the Offering in a manner that preemptively accords with the statutory objectives of Section 2(a)(11). Lastly, and importantly, we note that Royalty Share Holders will continue to be provided with fundamental securities laws protections and remedial rights against the Company and sellers of securities under Securities Act Section 12(a)(2) and 17, Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5.

Jukebox-Affiliated Entities

Notwithstanding the foregoing, we further review each of the Jukebox-Affiliated Entities and their potential status as statutory underwriters below.

Jukebox Co.

Jukebox Co. is a Delaware corporation and the parent company of each of Jukebox Technology and Double Platinum. Jukebox Co. also provides ongoing services to each entity pursuant to separate services agreements.26 Jukebox Co. is also the sponsor and ultimate parent company of the Company. Under its agreement with Jukebox Technology, Jukebox Co. provides research and developmental services to Jukebox Technology on an ongoing basis, including, but not limited to, activities relating to the development, modification, upgrade, update, creation of derivative works of, support, maintenance, and investigation of the Jukebox Platform. Jukebox Co. is not paid by Jukebox Technology for any services it provides pursuant to their agreement. Under its agreement with Double Platinum, Jukebox Co. provides certain administrative services to Double Platinum on an ongoing basis, including accounting, financial planning and regulatory filings or administrative regulatory services, as needed. For the provision of these services, Jukebox Co. is paid a fixed fee and is otherwise reimbursed by the Manager for agreed upon expenses.

[24]

See SEC Rel. No. 33—9497, at Sections II.B.7 and IV.B.8 (Dec. 18, 2013); and SEC Rel. No. 33-11048, at n. 140, n. 176 and related discussions (March 30, 2022) (“Proposed Rule for SPACs and Related Entities”).

[25]	Proposed Rule for SPACs and Related Entities, at Section III.F.
[26]	Copies of these agreements will be filed by the Company as exhibits in Part III of the Offering Statement before qualification.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 17 -

Jukebox Co. and its management do not participate in the Offering or provide services as a principal in any manner with respect to the distribution of Royalty Shares,27 other than ministerial services provided as associated persons of the Company pursuant to Exchange Act Rule 3a4-1. To the extent that Jukebox Co. helps to procure potential Income Interests for eventual purchase by the Company, any such activities would necessarily be complete before any corresponding Royalty Shares are or could ever be offered to the public by the Company or Double Platinum, as statutory underwriter, pursuant to Regulation A. Beyond procuring potential Income Interests for the Company and providing ministerial services in compliance with Rule 3a4-1, Jukebox Co. engages in social media outreach and other marketing activities designed to increase brand awareness of, and engagement with, the Jukebox Platform.

For these reasons, we do not believe that Jukebox Co. is engaged in any activities on behalf of the Company that would result in a statutory underwriter status. Additionally, given Double Platinum’s status as a statutory underwriter in the amended Offering Statement, we see no additional benefit to investors or furtherance of Section 2(a)(11)’s statutory goals or the Commission’s regulatory objectives related thereto in assigning such status to Jukebox Co.

Jukebox Technology LLC

Jukebox Technology LLC is a Delaware limited liability company, which owns the Jukebox Platform and associated website located at https://www.jkbx.com. Jukebox Technology is a wholly owned subsidiary of Jukebox Co. and an affiliate of the Company. Jukebox Technology has no employees, operations, or revenue and is merely a vehicle through which Jukebox Co. owns and maintains the Jukebox Platform, as well as the intellectual property associated with the Jukebox Platform. The Jukebox Platform is a software communication tool that the Company has contracted with at no cost to access and utilize in the offer and sale of its own securities. Importantly, the Jukebox Platform expressly disclaims that its website constitutes an offer or solicitation of interest in any securities offering. Relevant portions of the language are included here, and otherwise available at https://jkbx.com:

[27]

Securities Act Rule 142, 17 CFR 230.142, provides a non-exclusive safe harbor from the definition of “participates” and “participation,” as used in Section 2(a)(11), in relation to certain transactions. And, while persons who “enjoy[] substantial relationships with the issuer or underwriter, or engag[e] in the performance of any substantial functions in the organization or management of the distribution, would be outside the scope of the rule[,]” it does not follow that such persons would therefore be deemed to be participating in a manner that suggests statutory underwriter status. Enjoying such a relationship simply means that one cannot rely on the safe harbor but it is not (and does not purport to be) dispositive of any inquiry into “participation,” as that term is used in Section 2(a)(11). To be clear, as the Opinion of the General Counsel noted in discussing Rule 142, “Basically, the rule is designed to cover the conditional purchaser who, in spite of the conditional nature of his contract, is primarily interested in securing a portion of the issue for investment, and finds his incentive not in a commission based on the size of the issue or other similar factors, but in the investment advantage afforded by a discount from the public offering price.” Opinion of Gen. Couns. Relating to Rule 142 (17 CFR, 230.142), Release No. 1862 (Dec. 14, 1938) (emphasis added). That is, even in the context of Rule 142, there is a presumption of a “purchase.” As noted above, neither of the Jukebox-Affiliated Entities is purchasing any securities in the Offering.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 18 -

Jukebox [Technology LLC] is not currently and does not intend or plan on conducting any securities offering, including any offering pursuant to Regulation A under the Securities Act of 1933. Rather, Jukebox affiliated entities may sponsor entities that may raise capital pursuant to Regulation A, including by using the services of the Platform. The information provided above does not constitute an offer or a solicitation of interest in any securities offering. Any indication of interest provided in response to any solicitation materials by JKBX-affiliated entities may be withdrawn or revoked, without obligation or commitment of any kind before being accepted following any qualification of an applicable Regulation A offering, and any such offer, solicitation or sale of any securities will be made only by means of an Offering Statement. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document.

Joining the Platform neither constitutes an indication of interest in any securities offering nor involves any obligation or commitment of any kind.

As the Company’s Offering will be conducted solely by the Company and its associated persons, including Double Platinum, as a statutory underwriter, we do not believe that Jukebox Technology should be considered to be a statutory underwriter. Further, as an entity with no employees, operations, or revenue, we do not believe that subjecting Jukebox Technology to status as a statutory underwriter would provide any investor protection not already provided for under Regulation A, which would be consistent with the statutory goals underlying Section 2(a)(11) or the Commission’s regulatory objectives related thereto.

19.

We note your disclosure that no other affiliated entity involved in the offer and sale of the Royalty Shares is currently a member of FINRA and no person associated with you will be deemed to be a broker solely by reason of his or her participation in the sale of the Royalty Shares. Considering that (i) Jukebox Technology LLC is providing the offering platform and (ii) Double Platinum Management LLC is conducting various services, please tell us why you believe that neither entity is required to register as a broker-dealer.

Response: As noted above in response to Staff Comment #18, Jukebox Technology is an affiliate of the Company by virtue of both entities sharing the same ultimate parent company, Jukebox Co., which is also the parent company of Double Platinum and sponsor of the Company. The Jukebox Platform, which is owned by Jukebox Technology LLC, is a software communication tool that the Company has contracted with at no cost to access and utilize in the offer and sale of its own securities. Jukebox Technology has no employees and is merely a vehicle through which Jukebox Co. owns and maintains the Jukebox Platform, as well as the intellectual property associated with the Jukebox Platform. Double Platinum is the sole member and manager of the Company and any services it provides to the Company are in its capacity as the member-manager pursuant to the Company’s organizational documents.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 19 -

As described more fully below, the Company’s Offering of securities will be conducted solely by the Company and its associated persons, which includes Double Platinum as an underwriter solely for purposes of Securities Act Section 2(a)(11). Jukebox Technology and Double Platinum do not need to register as a broker-dealer because:

•

None of Jukebox Co., the Company or its associated persons are required to register as a broker-dealer pursuant to the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company further believes that the same analysis applies to Jukebox Technology LLC as an affiliate under common control with the Company; and

•

The Jukebox Platform is merely a communications tool to be used by the Company and its associated persons in conducting the offering in accordance with Rule 3a4-1, and none of the functionality of the Jukebox Platform requires Jukebox Technology to register as a broker-dealer.

Jukebox Co., the Company and its Associated Persons are not Brokers.

The Company is not required to register as a broker.

Exchange Act Section 3(a)(4) provides:

“The term ‘broker’ means any person engaged in the business of effecting transactions in securities for the account of others, but does not include a bank.”28

Where issuers elect not to use a registered broker to effect a distribution of securities and instead effect distributions through their own officers and employees, the Exchange Act customarily does not require such issuers to register as either a broker or dealer, since the issuers would not be effecting transactions for the account of others or engaged in the business of both buying and selling securities for their own account.29 Accordingly, the Company is not required to register as a broker-dealer as a result of offering and selling its own securities.

Jukebox Co. and the Company associated persons are not required to register as brokers.

Exchange Act Rule 3a4-1 provides a safe harbor from broker-dealer registration for associated persons of an issuer.30 In the rule, the term ‘associated person of an issuer’ is defined, in relevant part, as any natural person who is a partner, officer, director or employee of:

•	the issuer;

•	a corporate general partner of a limited partnership that is the issuer; and

•	a company or partnership that controls, is controlled by or under common control with the issuer.

[28]	15 U.S.C. 78c(a)(4)
[29]	See Exchange Act Release No. 13195 (January 21, 1977).
[30]	17 CFR 240.3a4-1.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 20 -

Additionally, as the Commission noted in its adopting release for Rule 3a4-1, “[w]hile Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if the employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer,” and that, “[s]imilarly, the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of the Rule.”31

All associated persons of the Company who participate in the offer and sale of securities in this offering will be employees of Double Platinum, the Company’s sole member and manager, and shall do so pursuant to the exemptions contained in Exchange Act Rule 3a4-1(a)(4)(iii). Similarly, as associated persons of the Company, all persons who provide any services to Double Platinum (and indirectly the Company) will be employees of Jukebox Co., the Company’s sponsor, and, where applicable as it relates to the Offering, shall also do so pursuant to the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii). Specifically, all associated persons of the Company shall limit their activities related to the Offering to the following:

•	Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation (e.g., via email);

•	Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

•	Performing ministerial and clerical work involved in effecting any transactions in this offering.

In general, Rule 3a4-1(a)(4)(iii) is available for passive sales by associated persons of the Company, and, given the limited nature of such activity, does not raise significant potential for abuse.32

Further, none of the Company’s associated persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. And, none of the Company’s associated persons is an associated person of a broker or dealer. Lastly, none of the Company’s associated persons is compensated in connection with his/her participation by the payment of commissions or other remuneration based, directly or indirectly, on transactions in securities.

[31]	See Exchange Act Release 22172 (June 27, 1985) (“Persons Deemed Not to Be Brokers”).
[32]

See Exchange Act Release 22172 (June 27, 1985) (“Persons Deemed Not to Be Brokers”) (“[T]he limited sales activity identified in this alternative does not raise significant potential for abuse. Moreover, because of the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons.”).

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 21 -

For these reasons, neither Double Platinum or Jukebox Co. nor their respective employees (nor the Company or its associated persons) who may participate in the contemplated Offering are required to register as brokers.

Rule 3a4-1 is available to Jukebox Technology LLC, which is otherwise not required to register.

Jukebox Technology LLC is a wholly owned subsidiary of Jukebox Co., and has no employees, operations, or revenue of its own. The purpose of Jukebox Technology is to act as a holding company for the ownership of the Jukebox Platform and the intellectual property associated with it.

Given that each of Jukebox Co., Double Platinum, the Company and its associated persons may rely on Rule 3a4-1, it follows that Jukebox Technology, an affiliated entity under common control with the Company and that has no employees, operations, revenue or agency should also be exempt from the requirements of broker-dealer registration. The Company believes this result is consistent with the intent behind Rule 3a4-1, generally, its definition of associated person, and the further context the Commission provided in its adopting release on the subject. Jukebox Technology merely owns the Jukebox Platform as a software communications tool that allows the Company, its affiliate, to use the platform at no cost in order to conduct the Offering. This conclusion is further supported by the fact that the Jukebox Platform expressly disclaims that its website constitutes an offer or solicitation of interest of any investors to invest in any securities offering and does not handle customer funds, provide investment advice, or receive any compensation in any form from the Company.33 The offering of the Company’s securities (and all activities associated with such offering) are conducted by the Company and its associated persons in accordance with the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii). The only Offering-related activities that occur on the Jukebox Platform occur at the direction of the Company or its associated persons.

For these reasons, the Company respectfully submits that Jukebox Technology is not required to register as a broker-dealer.

Similar Online Offering Platforms and Affiliated-Entity Organizational Structures

Notably, if helpful, the Company respectfully calls the Staff’s attention to the existence of similar online offering platforms and affiliated-entity organizational structures that at one time were or currently are structured and operated in an analogous manner to the Company and its associated persons without any requirement to be operated by a broker-dealer. These examples include, among others, Rise Companies Corp., Masterworks, LLC, LendingClub Corp., and Prosper Marketplace, Inc.

[33]	See, e.g., Company response to Staff Comment #18 above.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 22 -

Description of Business, page 29

20.

Please revise here, and elsewhere as appropriate, to clarify your disclosure regarding the fees payable to the Manager. For example, we note your disclosure on page 29 that “[a]ny third-party costs incurred by the Manager or payments made by the Manager in the course of discharging its duties as the Company’s manager will be reimbursed by the Company as royalties are received pursuant to Purchase Agreements,” which suggests that the reimbursement of third-party costs is in addition to the fee equal to 2% of the gross Income Interest proceeds received by the Company in respect of the Royalty Rights. However, we also note your disclosure on page 38 under the caption “Compensation of the Manager and Reimbursement,” which suggests that the reimbursement of third-party costs is included in the 2% fee. Additionally, please clarify whether the Operating Agreement and/or Administrative Services Agreement place any periodic and/or lifetime maximums on the fees payable to the Manager.

Response: The Company acknowledges the Staff’s comment and has revised the “Description of Business” section and all other relevant sections in the Offering Statement to clarify any amounts reimbursable to the Manager. In general, as discussed more fully in the “Estimated Use of Proceeds,” “Management Discussion and Analysis of Financial Condition and Results of Operations,” and “Management Compensation” sections of the Amended Offering Statement, the Manager will be reimbursed for any organizational and offering-related costs (see “O&O Costs” in the Amended Offering Statement) it incurs from the proceeds of the Offering and for any out-of-pocket expenses (see “Manager Out-of-Pocket Expenses”) and operational costs (see “Manager Operational Costs”) from the Company’s working capital on a going forward basis. The Company has further clarified in the “Description of Business” and “Management Compensation” sections of the Amended Offering Statement that, other than with respect to reimbursement to the Manager of any O&O Costs incurred, the Operating Agreement does not limit or impose a maximum amount of periodic or lifetime fees that may be payable to the Manager. As further described in response to Staff Comment #30 below, the Company notes that any services provided to the Company by the Manager are provided by the Manager in its capacity as sole member (owner) and manager of the Company pursuant to the Operating Agreement, and not pursuant to a separate Administrative Services Agreement.

21.

Given your dependence on the Manager, Jukebox Co., and/or Jukebox Technology LLC to procure, manage, promote, and market the Royalty Rights and Royalty Shares, please revise your disclosure to explain their expertise in this industry.

Response: The Company acknowledges the Staff’s comment and has amended its “Description of Business” section in the Offering Statement to include additional information about the expertise of Jukebox Co. and the Manager as they relate to the Company and Royalty Shares. As described more fully by the Company in response to Staff Comment #19 above, Jukebox Technology is a wholly owned subsidiary of Jukebox Co., and has no employees, operations, or revenue of its own. The purpose of Jukebox Technology is to act as a holding company for Jukebox Co.’s ownership of the Jukebox Platform and the intellectual property associated with it. In this regard, Jukebox Technology has no expertise to speak of in the Offering Statement.

22.	Please revise page 31 to define ISWCs and ISRCs.

Response: The Company has addressed the Staff’s comment by revising this page to define these terms.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 23 -

23.

Please revise to quantify the expected term of the Purchase Agreements. Expand your disclosure to discuss whether you expect to hold to maturity the Royalty Rights underlying the Purchase Agreements, or buy and sell Royalty Rights in the ordinary course of your business. Discuss how this may impact your ability to satisfy your distribution obligations to Royalty Share Holders.

Response: The Company acknowledges the Staff’s comment and has added disclosure in “The Purchase Agreements and Royalty Rights” subsection of the “Description of Business” section to address the Staff’s comment.

Liquidity and Capital Resources, page 35

24.

Please revise to clarify how you expect to obtain the funds necessary to fund your operations. In this regard, we note your disclosure on page 35 that “[p]ursuant to the Operating Agreement, the Manager will pay, on behalf of the Company, all of the ordinary and necessary costs for the ongoing administration and management of the Company . . . ,” which suggests that the Manager will fund your operations. However, we also note your disclosure on page 36 that in order to fund the acquisition of Royalty Rights and any expected costs and expenses, you intend to issue and sell Royalty Shares and generate revenue from (i) sourcing fees paid from Offering proceeds and (ii) fees charged to Royalty Share Holders that receive Royalty Share Income in an amount equal to 2% of the gross Income Interest proceeds received by the Company in respect of the Royalty Rights, which suggests that you will fund your operations. Additionally, in either case, please revise to disclose an estimate of the costs expected to be incurred funding your operations in the 12 months following the closing of this Offering.

Response: The Company acknowledges the Staff’s comment and has amended the “Liquidity and Capital Resources” section of the Offering Statement to reflect the fact that the Company will be dependent on the net proceeds raised in the Offering and any Royalty Fees paid for its ongoing administrative services related to each series of Royalty Shares to fund its proposed ongoing operations. Additionally, the Company has added disclosure describing, where applicable, the circumstances in which it may be required to seek additional capital from the Manager and/or Jukebox Holding and that, in those circumstances, the Manager also may use its discretion to waive or delay any fees reimbursable to it until such time as the Company may have sufficient capital to fund its operations. Given that the Company is newly formed and has yet to commence operations, it is difficult for the Company to precisely forecast its expected operational costs for the initial twelve-month period following commencement of the Offering. To address the Staff’s comment, the Company has added related disclosure in the “Plan of Operations” section of the Amended Offering Statement.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 24 -

Plan of Operations, page 36

25.	Please quantify the sourcing fees the Company expects to generate from Offering proceeds.

Response: The Company has revised its disclosure in the amended Offering Statement to remove the concept of sourcing fees generated by the Company. The Company has added disclosure in the “Estimated Use of Proceeds” section to clarify that the Company does not pay any sourcing, acquisition or related fees to Jukebox Holding or any other entity for any activities related to sourcing Income Interests from Income Interest Owners. As described in the amended “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management Compensation” sections, however, the Company intends to use its working capital to reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to us, including expenses incurred by Jukebox Holding in the performance of services to the Manager under the Administrative Services Agreement between Jukebox Holding and the Manager.

Background of Executive Officers of the Manager, page 39

26.

To the extent not already provided, please provide a brief account of the business experience during the past five years of each officer, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A.

Response: The Company has revised its description of the background and experience of Mr. Younkins to address the Staff’s comment.

Management Compensation, page 40

27.

We note your disclosure that you will reimburse the Manager for expected costs and expenses related to the offering. To the extent material, please revise your filing to disclose the total amount of costs and expenses the Manager has incurred on your behalf to date.

Response: The Company acknowledges the Staff’s comment and has revised the “Management Compensation” section and all other relevant sections in the Offering Statement to clarify any amounts reimbursable to the Manager. In addition to the Amended Offering Statement, we note for the Staff’s benefit the Company’s responses to Staff Comments #12, #14, and #20 above for additional information.

Exclusive Jurisdiction, page 45

28.

Please revise to clarify the scope of the Subscription Agreement’s exclusive forum provision. In this regard, we note that “a court of the State of Delaware” suggests that suits may be brought only in Delaware state courts. However, your disclosure also states that the provision “would require suits to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction to be brought in federal court located in the State of Delaware.”

Response: The Company acknowledges the Staff’s comment and has revised the “Description of the Royalty Shares” section and the related risk factor in the “Risk Factors” section in the Offering Statement to clarify that, pursuant to the Subscription Agreement and the Royalty Share Agreement, any dispute arising out of, or in relation to, the Subscription Agreement and the Royalty Share Agreement, is subject to the non-exclusive jurisdiction and venue of the courts of the State of New York, except where federal law requires that certain claims be brought in the federal courts of the United States.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 25 -

Waiver of Right to Trial by Jury, page 46

29.

Please expand and revise your disclosure to be consistent with the risk factor on page 12, including to reconcile the scope of the jury trial waiver provision. In this regard, we note that the risk factor on page 12 appears to except claims made under the federal securities laws. However, the disclosure on page 46 appears to include claims under the federal securities laws.

Response: The Company acknowledges the Staff’s comment and has revised the Risk Factors section and all other relevant sections in the Offering Statement to address the Staff’s comment.

Exhibits

30.	Please file as an exhibit the administrative services agreement between you and Double Platinum Management LLC.

Response: The Company acknowledges the Staff’s comment. Double Platinum Management LLC (the “Manager”) is the sole member, and serves as the manager, of the Company. Any services provided by the Manager to the Company are provided solely in its capacity as the Company’s sole member and manager. No other contractual arrangements exist in connection with the Manager’s services to the Company. The Company has clarified in the Amended Offering Statement that the Manager does not provide any services to the Company other than pursuant to the Operating Agreement, and revised references in its Form 1-A to any administrative services agreement between the Company and the Manager to remove any potentially contradicting language.

31.	Please file as an exhibit the terms of service of the Jukebox Platform.

Response: The Company acknowledges the Staff’s comment and has included Jukebox Platform’s terms of service in its revised Part III of its Form 1-A as Exhibit 6.3, to be filed before qualification in a future amendment to the Offering Statement. While the Jukebox Platform website is currently live and the latest version of the platform’s terms of service are available on the website, the Company has not included these terms of service as part of its Offering Statement because the Company’s offering page is not yet available on the platform. The Company anticipates that the Jukebox Platform terms of service will be updated at such time as the Company’s Offering becomes visible on the platform. At that time, the Company will include a copy of the terms of service as an exhibit to the Offering Statement.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2023

Page - 26 -

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner

ketsal.com